Nasdaq Regulation



William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

January 19, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 19, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Legato Merger Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock and one redeemable warrant, Common stock, par value $0.0001 per share, & Redeemable warrants, each warrant exercisable for one share of common stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery

The Nasdaq Stock Market LLC, 805 King Farm Blvd., Rockville, MD 20850